EXHIBIT 99.1

GSI LUMONICS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — CANADIAN SUPPLEMENT
(In United States Dollars, and in Accordance with Canadian GAAP)

     The following Management’s Discussion and Analysis of Financial Condition and Results of Operations — Canadian Supplement (Canadian Supplement) should be read in conjunction with our Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) included in Item 2 of this Quarterly Report. The Canadian Supplement should also be read in conjunction with the unaudited Consolidated Financial Statements and Notes prepared in accordance with U.S. GAAP (included in Item 1), the differences between United States and Canadian Generally Accepted Accounting Principles (GAAP) and reconciliations included in Note 14 in Item 1 and the audited Consolidated Financial Statements and Notes included in the Company’s Annual Report for the fiscal year ended December 31, 2004.

     The following contains forward-looking statements and should be read in conjunction with the factors set forth in the “Special Note Regarding Forward-Looking Statements” section of the MD&A in Item 2 of this Quarterly Report. All dollar amounts in this Canadian Supplement are in thousands of United States dollars unless otherwise stated. The Canadian Supplement has been prepared by management to provide an analysis of the material differences between Canadian GAAP and U.S. GAAP on GSI Lumonics Inc. financial condition and results of operations.

Results of Operations

	Three Months Ended

	April 1, 2005	April 2, 2004

Income (loss) before income taxes
• Canadian GAAP	$(515)	$10,019
• U.S. GAAP	$173	$9,824

• Difference	$(688)	$195
Net income (loss)
• Canadian GAAP	$(583)	$9,134
• U.S. GAAP	$110	$8,939

• Difference	$(693)	$195
Net income (loss) per common share diluted
• Canadian GAAP	$(0.01)	$0.22
• U.S. GAAP	$0.00	$0.21

Business Combinations

     On March 22, 1999, Lumonics Inc. and General Scanning, Inc. (General Scanning) completed a merger of equals to form the Company. Under Canadian GAAP, the merger was accounted for using the pooling of interests method and the consolidated financial statements reflect the combined historical carrying values of the assets, liabilities, stockholders’ equity and the historical operating results of the two predecessor companies.

     Under U.S. GAAP, the merger has been accounted for as a purchase transaction. The purchase price, based on the fair value of General Scanning shares purchased, is allocated in the consolidated financial statements to acquired net identifiable General Scanning assets.  Property, plant and equipment and acquired intangible assets were recorded at their estimated fair values at the time of the 1999 acquisition and are being amortized over their useful life.  The only remaining difference that impacts the results of operations at April 1, 2005 is amortization on the tradename that was acquired, which results in $26 thousand less amortization per quarter under Canadian GAAP as compared to US GAAP.  This is expected to be fully amortized in March 2009.

     The Canadian GAAP loss before income taxes was lower than the corresponding U.S. GAAP amounts due to amortization of lower net book values of property, plant and equipment and acquired intangible assets resulting from different methods of accounting for the business combination. The different net book values resulted in a lower depreciation and amortization expense under Canadian GAAP by $26 thousand and $0.7 million for the three months ended April 1, 2005 and April 2, 2004, respectively.

Stock Based Compensation

     Under Canadian GAAP, the Company is required to measure and expense stock based compensation using a fair value method. Under U.S. GAAP, the Company uses the intrinsic value method for accounting for its stock option plans, for which no stock based compensation expense is recorded in the financial statements, unless the exercise price of an option differs from the fair market value of the underlying stock on the date of grant. Further, for U.S. GAAP, if there has been a modification of terms of a stock option, which requires the use of variable accounting, stock compensation expense will be recorded with the offset included as a component of stockholders’ equity. Because of these differences the Company recorded additional expense for Canadian GAAP of approximately $0.7 million and $0.5 million for the three months ended April 1, 2005 and April 2, 2004, respectively.

Income Tax

     Income tax is higher under Canadian GAAP to reflect the impact of lower depreciation and amortization expense.  Stock compensation has no impact as it is not tax deductible at the date of grant.